Exhibit 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

TECHNE CORPORATION

The following Amendment to the Amended and Restated Articles of Incorporation of Techne Corporation, a Minnesota corporation, was adopted on October 30, 2014, by a majority of the voting power of the shares represented in person or by proxy at the annual meeting with authority to vote on the matter. The amendment shall be effective upon the filing of these Articles of Amendment with the Minnesota Secretary of State:

“ARTICLE 1 – NAME

1.1) The name of the corporation shall be Bio-Techne Corporation.”

This amendment has been approved pursuant to Minnesota Statutes Chapter 302A. The undersigned swears that the foregoing is true and accurate and that the undersigned has the authority to sign this document on behalf of the corporation.

BIO-TECHNE CORPORATION

/s/ Brenda Furlow
By: Brenda Furlow
Its: Senior Vice President and General Counsel
Date: November 3, 2014